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05042177



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SEC FILE NUMBER
8- 66056

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sontag Securities LLC — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I. D. 127857

261 Madison Avenue
New York, NY 10016

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Song 212-382-6144

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Most & Company, LLP
275 Madison Avenue New York NY 10016

CHECK ONE:

- ☒ Certified Public Accountant
- Public Accountant
- Accountant not resident in United Sates or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Sontag, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sontag Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) and Member's Equity.
- [X] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

All others are none or not applicable.

Most & Company, LLP
Certified Public Accountant

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

March 23, 2004

Mr. Howard Sontag, Member
Sontag Securities LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Sontag Securities LLC (Company), as of December 31, 2004, and the related statements of income and changes in member's equity and cash flow for the year then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sontag Securities LLC, as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 7 to 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York



Most & Company, LLP

SONTAG SECURITIES LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
DECEMBER 31, 2004

Assets	
Current Assets	
Cash	$ 9,622
Fee income receivable	29,711
Due from affiliated company	68,365
Total Assets	$107,698

Liabilities and Member's Equity	
Current Liabilities	
Accounts payable and accrued expenses	$ 100
Income taxes payable	2,000
Deferred income taxes	1,500
Total Current Liabilities	3,600
Member's Equity	104,098
Total Liabilities and Member's equity	$107,698

See notes to financial statements

SONTAG SECURITIES LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

Fee income	$116,711
Operating Expenses	
Administrative	18,634
Consulting fees	11,755
Dues and subscriptions	2,315
Insurance	519
Contributions	500
Miscellaneous	17
Total Operating Expenses	33,740
Income before income taxes	82,971
Income taxes	3,700
Net income	79,271
Member's Equity – January 1, 2004	9,827
Capital Contributions	15,000
Member's Equity – December 31, 2004	$104,098

See notes to financial statements

SONTAG SECURITIES LLC

STATEMENT OF CASH FLOW
DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$79,271
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax	1,500
Changes in assets and liabilities	
Fee income receivable	(29,711)
Accounts payable and accrued expenses	100
Income taxes payable	2,000
Net cash provided by operating activities	53,160
Cash flows from investing activities	
Increase in due from affiliated company	(68,365)
Cash flows from financing activities	
Capital contributions	15,000
Net decrease in cash	(205)
Cash – January 1, 2004	9,827
Cash – December 31, 2004	$ 9,622

See notes to financial statements

SONTAG SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

1. OPERATIONS AND ORGANIZATION

Sontag Securities LLC (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from fees earned from the sales of mutual funds.

The Company was organized in May 27, 2003 in the State of New York and was registered with NASD on January 28, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include all the accounts of the Company.

Fee Income

Fee income is recognized on the effective date of the underlying transaction.

Financial Instruments

The carrying amounts of financial instruments, including cash, fee income receivable, due from affiliated company and accounts payable and accrued expenses and income taxes payable, approximate their fair values because of their relatively short maturities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred income taxes

Deferred income taxes have been provided for temporary differences between financial statement and income tax reporting under the liability method, using expected tax rates and laws that are expected to be in effect when the differences are expected to reverse, resulting from the use of the cash basis for income tax reporting.

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. DUE FROM AFFILIATED COMPANY

Due from affiliated company, substantially owned by the managing member of the Company, payable on demand, without interest.

4. INCOME TAXES

The Company is not required to pay Federal and New York State income taxes. The Company is required to pay New York City unincorporated business tax.

For the year ended December 31, 2004, income taxes consisted of:

Current	$2,000
Deferred	1,500
	$3,500

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the Company had net capital of $35,733, which was $30,733 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.15 to 1.

6. EXPENSE AGREEMENT

Effective August 28, 2003 and as amended, an affiliated company pays office and overhead expenses on behalf of the Company and the affiliated company and the affiliated company then allocates to the Company its share of these combined expenses, based on revenues.

7. CONCENTRATIONS

For the year ended December 31, 2004, all income and, as of December 31, 2004, all fee income receivable were from one group of mutual funds.

SONTAG SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total Member's Equity	$104,098
Less: non allowable item	
Due from affiliated company	(68,365)
Net Capital	$ 35,733
Net Capital Required	$5,000

See notes to financial statements and independent auditors' report

SONTAG SECURITIES LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net Capital – Part IIA	$ 9,522
Accrued fee income	29,711
Referral fee expense	86,999
Capital contributions	(18,634)
Income taxes	(3,500)
Net Capital – Part III	$104,098

See notes to financial statements and independent auditors' report

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

March 23, 2005

Mr. Howard Sontag, Member
Sontag Securities LLC
261 Madison Avenue
New York, NY 10016

In planning and performing our audit of the financial statements and supplemental schedules of Sontag Securities LLC (Company), as of and for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above, except for the following matter involving the accounting system and its operation. This matter was considered in determining the nature, timing and extent of the procedures performed on our audit of financial statements of Sontag Securities LLC, as of and for the year ended December 31, 2004, and this report does not affect our report thereon dated March 23, 2005.

The material weakness which was discovered involved inadequate controls to assure an understanding of accounting principles generally accepted in the United States (GAAP) to enable the Company to prepare financial statements in accordance with GAAP resulting in the failure to properly record accrued fee income and other matters. During our audit, the Company corrected and adjusted their records and financial statements. In addition, the Company has revised their controls to prevent a reoccurrence of this matter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives, except for the matter discussed above, which has been corrected.

This report is intended solely for the information and use of the sole member, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York



Most & Company, LLP

Sontag\MGT & I C LTR.doc